NO ACT

PE

3-19-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005644

Received SEC

MAR 19 2014

Washington, DC 20549

March 19, 2014

Act: 1934
Section:
Rule: 14a-8 (OD8)
Public
Availability: 3-19-14

Erron W. Smith
Wal-Mart Stores, Inc.
erron.smith@walmartlegal.com

Re: Wal-Mart Stores, Inc.

Dear Mr. Smith:

This is in regard to your letter dated March 19, 2014 concerning the shareholder proposal submitted by Cynthia Murray and Mary Watkines for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that Wal-Mart therefore withdraws its January 31, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Cynthia Murray
*** FISMA & OMB Memorandum M-07-16 ***

Mary Watkines
*** FISMA & OMB Memorandum M-07-16 ***

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

March 19, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Cynthia Murray and Mary Watkines
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 31, 2014 and a supplemental letter dated March 5, 2014, we requested that the staff of the Division of Corporation Finance concur that Wal-Mart Stores, Inc. (the "Company" or "Walmart") could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof submitted by Cynthia Murray and Mary Watkines.

Enclosed as Exhibit A is a letter from Ms. Murray, dated March 13, 2014, and an email from Ms. Watkines dated March 18, 2014, withdrawing the Proposal. In reliance on this letter and this email, we hereby withdraw the January 31, 2014 no-action request and March 5, 2014 supplemental letter relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287, if you have any questions.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel

Wal-Mart Stores, Inc.

Enclosure

cc: Ms. Cynthia Murray
Ms. Mary Watkines

EXHIBIT A

March 13, 2014

Via e-mail at Erron.Smith@walmartlegal.com

Mr. Erron Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716- 0215

Re: Shareholder proposal submitted December 18, 2013 by Cynthia Murray and Mary Watkines regarding the Wal-Mart Stores, Inc. Accommodation in Employment—(Medical Related) Policy

Dear Mr. Smith:

My co-proponent and I are in receipt of your letter of March 5, 2014 stating that Wal-Mart Stores, Inc. ("Wal-Mart") has revised its Accommodation in Employment—(Medical-Related) Policy (the "Policy"). We are pleased that Wal-Mart has taken this initial step to ensure women Wal-Mart associates will not be discriminated against when they are pregnant and we look forward to monitoring how Wal-Mart implements the Policy.

Please be advised that we withdraw the above-referenced proposal.

If you have any questions or need additional information, please contact me via return email or via phone at 240-413-0355.

Sincerely,

Cynthia Murray

Cynthia Murray

cc: Mary Watkines

Office of Chief Legal Counsel
Division of Corporation Finance
Securities and Exchange Commission
Via email at shareholderproposals@sec.gov

From: Mary Watkines*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, March 18, 2014 2:12 PM
To: Erron Smith - Legal
Cc: cynthia murray
Subject: Re: Wal-Mart Stores, Inc. Shareholder Proposal from Murray and Watkines

Dear Mr. Smith -
This is to confirm that I am withdrawing the proposal referenced below.

Thank you very much.
Kind regards,
Mary Watkines

On Fri, Mar 14, 2014 at 11:34 AM, Erron Smith - Legal
<Erron.Smith@walmartlegal.com<mailto:Erron.Smith@walmartlegal.com>> wrote:
Dear Ms. Murray:

In follow-up to the below, so that we can proceed with withdrawing our no-action letter, could you please reply to this email and confirm that you are authorized by Ms. Watkines to withdraw the proposal on Ms. Watkines' behalf?

In the alternative, Ms. Watkines, could you please reply to this email and confirm that you are also withdrawing the proposal?

Once we get that confirmation, we will proceed with withdrawing our no-action letter with the SEC. Thank you.

Best regards,

Erron Smith Senior Associate General Counsel Corporate Phone 479.277.0377<tel:479.277.0377> Fax 479.277.5991<tel:479.277.5991> erron.smith@walmartlegal.com<mailto:erron.smith@walmartlegal.com>

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

This email and any attachment(s) are privileged and confidential. If you have received this email in error, please destroy it immediately.

From: Erron Smith - Legal
Sent: Friday, March 14, 2014 7:45 AM
To: 'cynthia murray'; *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Wal-Mart Stores, Inc. Shareholder Proposal from Murray and Watkines

Dear Ms. Murray:

Thank you very much for the note and attached letter from you and Ms. Watkines. On the basis of that letter, we will be withdrawing our no-action letter request with the SEC. Have a nice weekend.

Best regards,

Erron Smith Senior Associate General Counsel Corporate Phone 479.277.0377<tel:479.277.0377> Fax 479.277.5991<tel:479.277.5991> erron.smith@walmartlegal.com<mailto:erron.smith@walmartlegal.com>

Walmart
702 S.W. 8th Street
Bentonville, AR 72716-0215
Saving people money so they can live better.

From: cynthia murray | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, March 13, 2014 5:05 PM
To: Erron Smith - Legal; *** FISMA & OMB Memorandum M-07-16 ***
shareholderproposals@sec.gov<mailto:shareholderproposals@sec.gov>
Subject: Wal-Mart Stores, Inc. Shareholder Proposal from Murray and Watkines

Dear Sir,

Please see the attached letter regarding the above-referenced shareholder proposal. Thank you very much.

Sincerely,
Cynthia Murray

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

March 5, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Supplemental Letter Regarding Shareholder Proposal of Cynthia Murray and Mary Watkines
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 31, 2014, Wal-Mart Stores, Inc. (the "Company" or "Walmart") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Cynthia Murray and Mary Watkines (the "Proponents").

THE PROPOSAL

The Proposal states:

> "RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors to commit Walmart to non-discrimination based on pregnancy by revising (or directing appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy" (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted."

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2014 Proxy Materials because the Company expected to approve certain revisions to the Company's Accommodation in Employment—(Medical-Related) Policy (the "Policy") in a manner that would substantially implement the Proposal. We write supplementally to confirm that the Company has adopted a revised Accommodation in Employment—(Medical-Related) Policy (the "Revised Policy") that substantially implements the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983).

Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

In the instant case, the Revised Policy substantially implements the Proposal under Rule 14a-8(i)(10). The Proposal requests that the Policy be revised "to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted." As an initial matter, Walmart has a longstanding commitment to non-discrimination. As provided in Walmart's Statement of Ethics,[1] the first of three basic beliefs upon which Sam Walton founded the Company is "respect for the individual." Walmart is committed to maintaining a diverse workforce and an inclusive work environment and does not tolerate discrimination in employment, employment-related decisions, or in business dealings on the basis of race, color, ancestry, age, sex, sexual orientation, religion, disability, ethnicity, national origin, veteran status, marital status, pregnancy, or any other legally protected status. *Statement of Ethics*, at 12 - 13. As a reflection of, and in further support of, this commitment, the Company recently approved revisions to the Policy to provide that reasonable accommodation is available to pregnant associates in the same manner that it is available to associates with a disability. Specifically, the Revised Policy states:

> **Eligibility for a reasonable accommodation due to a disability**
>
> You may be eligible for a *reasonable accommodation* if you have the skills, ability, knowledge, certification and experience necessary and can perform the essential functions, either with or without reasonable accommodation for the job you hold or a job you seek but, because of a *disability*, you need assistance to apply for a new job, or to perform the essential functions of a job.
>
> *Disability* means a physical or mental impairment that substantially limits one or more major life activities. It also includes a temporary disability caused by pregnancy.

See Exhibit A.[2] Accordingly, the Revised Policy accomplishes a result identical to that sought by the Proposal, which states "that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted." Specifically, the Revised Policy defines disability to include pregnancy, and thus allows pregnant associates to be granted reasonable accommodation in the same manner as other disabled associates. Therefore, the Revised Policy substantially implements the Proposal.

The Staff consistently has concurred in the exclusion of shareholder proposals that, like the Proposal, ask a company to adopt a policy that has already been implemented by an existing company policy, as initially adopted or later amended. In *The Procter & Gamble Co.* (avail. Aug. 4, 2010), the proposal requested that the company's board adopt "a comprehensive policy articulating . . . respect for and commitment to the human right to water," using United Nations General Comment 15 as a model for the policy. The company revised its existing water policy, "utiliz[ing] the UN Comment as a model for the revisions made to the policy." The company acknowledged that it had only adopted factors in the United Nations Comment that were "most relevant to the corporate community," but asserted that this partial adoption was sufficient given that "the Proposal provided great discretion on what portions of the UN Comment the Board

---

[1] *Available at* http://az301759.vo.msecnd.net/statementofethics/pdf/U.S_SOE.pdf

[2] The State Specific Policies referenced in the Revised Policy either equal or exceed the Revised Policy's requirements with respect to providing reasonable workplace accommodation to pregnant associates.

could adopt." The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "revised water policy compares favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." Similarly, in *Lowe's Cos., Inc.* (avail. Mar. 20, 2009), the proposal requested that the company's board of directors "adopt a policy for store siting modeled on Wal-Mart's policy," which recognized the impact that new stores will have on the environment and the communities where they are located. The company argued that it already had in place a "comprehensive policy on 'Joining New Communities Responsibly' to ensure that its new stores and distribution centers respect[ed] local communities and the greater environment as a whole." Though the company's policy did not match the Walmart policy word-for-word, the company argued that its policy provided for "a site selection process that addresse[d] the Proponent's concerns," and the Staff concurred in the proposal's exclusion under Rule 14a-8(i)(10). Finally, in *PPG Industries, Inc.* (avail. Jan. 19, 2004), the Staff concurred under Rule 14a-8(i)(10) in the exclusion of a proposal requesting that the board adopt a policy "committing to use *in vitro* tests" rather than "product testing on animals." In support of the proposal's exclusion, the company indicated not only that it had "a long-standing policy of minimizing or avoiding animal testing," but also that it had revised that policy "to specifically identify *in vitro* testing as a possible alternative to be considered." Based on these assertions, the Staff concurred that the proposal had already been substantially implemented. *See also Bank of America Corp.* (*Recon.*) (avail. Mar. 14, 2013); *PepsiCo, Inc.* (avail. Feb. 14, 2013); *Commercial Metals Co.* (avail. Nov. 5, 2009) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal seeking that the board adopt a certain policy, noting that an existing company policy, as initially adopted or later amended, substantially implemented the proposal).

As with the company policies addressed in the foregoing precedents, the Revised Policy already accomplishes the Proposal's essential objective of allowing pregnant associates to be granted reasonable accommodation in the same manner as disabled associates. Accordingly, since pregnant associates are treated in the same manner as disabled associates when requesting a reasonable accommodation under the Revised Policy, the Company has substantially implemented the underlying concern and essential objective of the Proposal, and in fact, has accomplished a result identical to that sought by the Proposal. Therefore, the Company has substantially implemented the Proposal through the Revised Policy, allowing for the Proposal's exclusion under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosure

cc: Ms. Cynthia Murray
Ms. Mary Watkines

EXHIBIT A

Accommodation in Employment - (Medical-Related) Policy

Updated: March 5, 2014

At Walmart, every associate and job applicant has full access to equal employment opportunities. We will provide associates who have a *disability* with *reasonable accommodations* to enable them to perform the essential functions of their jobs, seek new jobs within Walmart, and enjoy the benefits of employment. Walmart will also provide *reasonable accommodations* during the hiring process to job applicants with a *disability*.

If you have a *medical condition* that is not a *disability*, but which prevents you from performing your job, you may be eligible for *a job aid or environmental adjustment* under this policy. You may also be eligible for a leave of absence or a transfer to another open position.

This policy applies to all associates who work for Walmart Stores, Inc., or one of its subsidiary companies, in the United States (Walmart), except for associates who work in the following states (Click on the individual state for the policy applicable in that state).

State Specific Policies

California	Montana
Connecticut	New Jersey
Hawaii	New Mexico
Illinois	New York
Iowa	Ohio
Kentucky	Oklahoma
Louisiana	Oregon
Maine	Philadelphia, PA
Maryland	Tennessee
Massachusetts	Washington
Michigan	West Virginia
	Wisconsin

Managers and supervisors should use the appropriate supplemental management guidelines.

Accommodation in Employment (Medical-Related) Management Guidelines - Walmart

Accommodation in Employment (Medical-Related) Management Guidelines - Sam's Club

Accommodation in Employment (Medical-Related) Management Guidelines - Logistics

Accommodation in Employment (Medical-Related) Management Guidelines - Home Office

Accommodation process
Confidentiality
Retaliation and discrimination
Investigation and appropriate action

Eligibility guidelines

Eligibility for a job aid or environmental adjustment due to a medical condition

You may be eligible for a *job aid* or *environmental adjustment* if you are qualified for the job you hold but, because of a *medical condition*, you need assistance to perform the essential functions of your job.

Job aid or *environmental adjustment* means a change in practices or the work environment which is both easily achievable and which will have no negative impact on the business. This type of accommodation does not include creating a job, removing or reducing an essential function of your job, transferring a portion of a job to another associate, light duty or temporary alternative duty, or reassignment.

A *medical condition* means a mental or physical impairment.

Eligibility for a reasonable accommodation due to a disability

You may be eligible for a *reasonable accommodation* if you have the skills, ability, knowledge, certification and experience necessary and can perform the essential functions, either with or without reasonable accommodation for the job you hold or a job you seek but, because of a *disability*, you need assistance to apply for a new job, or to perform the essential functions of a job.

Disability means a physical or mental impairment that substantially limits one or more major life activities. It also includes a temporary disability caused by pregnancy.

Reasonable accommodation means a change in policy, practices, or the environment which enable an associate with a disability to perform the essential functions of his/her job without creating an undue hardship for the company.

Reasonable accommodations can include:

- Making existing facilities more accessible;
- Providing assistive devices or modifying equipment;
- Changing non-essential job functions;
- Providing part-time or modified work schedules;
- Providing readers or interpreters;
- Permitting the use of accrued paid leave and
- Providing unpaid leave or reassignment to an open vacant position.

Reasonable accommodations do not include:

- Reassignment to a job that is not vacant;
- Creating a new job;
- Eliminating essential functions of a job or transferring an essential function to another associate;
- Providing assistive devices needed outside of the workplace (such as eyeglasses or hearing aids) or
- Providing an accommodation that is excessively costly, disruptive, or would alter the nature or operation of the business, which would be deemed as an undue hardship.

In some circumstances, the reasonable accommodation may include reassignment to a vacant job for which you are qualified. However, this option will occur only if there is no effective reasonable accommodation in your current job or when an accommodation in your current job would create an undue hardship. While Walmart will attempt to reassign you to an open, vacant job with comparable hours, pay, and other benefits of employment, an offer may also be made to a lower level position. Upon reassignment to either a lateral position or lower level position, you will be paid according to the reassigned job.

Accommodation process

Requesting a job aid, environmental adjustment or reasonable accommodation due to a medical condition or disability

You may request a job aid, environmental adjustment or reasonable accommodation, at any time by telling any salaried member of management in your facility or an HR representative that, because of your condition, you need help to do your job or gain access to your workplace. A family member, friend, job coach or health care professional may request such a change on your behalf.

You also may request a job aid, environmental adjustment or a reasonable accommodation if you need assistance applying for a new job, completing an assessment for a new job or to gain access to any other benefit of employment.

If you have contact with an applicant for a job at Walmart who makes a request for an accommodation, you must inform a salaried member of management immediately.

To help with your request for an accommodation due to a disability, you will be given a Request for Accommodation Packet containing information helpful to you, and a Request for Accommodation Form that you should complete. If you want or need assistance filling out any form, please see your HR representative or a salaried member of management. You need not complete a new form each time you request the same accommodation. The accommodation process is voluntary, and you may withdraw a request for accommodation at any time.

As soon as you request an accommodation based on a medical condition, we will begin working with you to determine whether or not you are eligible for a job aid or environmental adjustment due to your medical condition. If a job aid or environmental adjustment is not granted, we will continue to work with you to determine whether you are eligible for a reasonable accommodation due to a disability. If you are a qualified individual with a disability, we will determine whether there is a reasonable accommodation that will be effective to meet your individual needs. It is important that you engage in an interactive process and provide us information that will assist in understanding your abilities. Walmart welcomes your accommodation suggestions.

Medical documentation

When you request an accommodation, we may request that you provide medical documentation regarding your condition in order to assist us in evaluating your request. When requested, you must provide medical documentation from a health care professional explaining the nature of your medical condition, the extent of any limitations you have, and whether a reasonable accommodation will enable you to perform the essential functions of your job. If you do not provide appropriate or adequate information within 15 days of your request, or you do not cooperate in our efforts to obtain such information, we may administratively close your request for accommodation. You are free to re-apply for a reasonable accommodation at any time.

Determinations

In some cases, you may be granted a job aid or environmental adjustment to accommodate your request for accommodation (based on a medical condition). In other cases, your request may be evaluated as a request for accommodation (due to a disability). After you provide all relevant information, your request will be promptly evaluated and a determination will be made. You will be provided with a copy of a Determination Letter.

Requests for Reconsideration

If the specific accommodation (due to disability) you requested is not approved, you may request reconsideration of the determination within 30 days of your receipt of the Determination Letter. You may request reconsideration by completing a Request for Reconsideration Form, which will be included with the Determination Letter. You should fax your completed Request for Reconsideration Form with any new or additional medical or other information, to the Accommodation Service Center (ASC) at 1-877-971-5935. After receiving a completed Request for Reconsideration Form and all relevant information, ASC will decide your request for reconsideration within five business days, and your facility manager or personnel representative will notify you of the final determination. You may request reconsideration of a final determination by submitting new or additional medical information that is relevant to your request.

Confidentiality

Walmart will make every reasonable effort to maintain the confidentiality of all information related to your request for a reasonable accommodation, including your medical information. Walmart will disclose medical information to only those who have a need to know in order to resolve your accommodation request.

Retaliation and discrimination

We strictly prohibit discrimination or harassment against any associate, job applicant, customer, member, supplier or person working on behalf of Walmart on the basis of a disability, a perceived disability, a record of having a disability or a known close relationship with an individual who has a disability.

Walmart prohibits taking negative action against any associate or job applicant for requesting an accommodation, reporting conduct that may violate this policy, filing a complaint of discrimination or retaliation with a government agency or court, assisting another individual in reporting conduct that may violate this policy, assisting another individual in filing a complaint of discrimination or retaliation with a government agency or court, cooperating in an investigation or opposing discrimination or retaliation.

Reporting discrimination or retaliation

We are committed to preventing discrimination or retaliation in all aspects of our business. We will take all reasonable measures to prevent discrimination or retaliation. However, if we are not aware that discrimination or retaliation is taking place, we cannot address the situation. If you experience conduct that may violate this policy or if you observe or become aware of any conduct that may violate this policy by being discriminatory or retaliatory, you should immediately report the violation to any salaried member of management or confidentially and anonymously to the Global Ethics Office, 1-800 WMETHIC (1-800-963-8442). Managers, who observe, receive a report or otherwise become aware of a possible violation of this policy **must** immediately report such conduct to the *appropriate level of management* for investigation. A salaried member of management who fails to report a violation of this policy may be subject to disciplinary action, up to and including termination.

Appropriate level of management includes, but is not limited to, the Field Logistics Human Resources Manager, Employment Advisor, Market Human Resources Manager, Regional Human Resources Manager or People Director.

We will take appropriate steps to ensure that there is no retaliation of any kind for using the reporting procedures described in this policy. Retaliation of any kind for using the reporting procedures is strictly forbidden and violates this policy.

Investigation and appropriate action

We will take any reported violation of this policy seriously, and we will promptly and thoroughly investigate any report of a possible violation in accordance with the procedures set forth in the management guidelines.

You must cooperate with and tell the truth to the individual who investigates your report. If you do not cooperate or you fail to tell the truth, we will be unable to conduct a proper investigation or take prompt remedial action. Any associate who refuses to cooperate in an investigation or fails to tell the truth during an investigation may be subject to disciplinary action, up to and including termination.

We will take appropriate action to eliminate conduct that violates this policy and to ensure that there is no recurrence of such conduct. We may put reasonable interim measures in place during an investigation of a reported policy violation including, but not limited to, suspension or transfer of the associate who reportedly violated this policy.

We will take further appropriate action once the reported violation has been thoroughly investigated. If an investigation reveals that an associate has violated this policy (or any other policy), that associate will be subject to disciplinary action up to and including termination and any other appropriate corrective action.

For more information

If you have questions or need further guidance, please contact your HR representative.

This information does not create an express or implied contract of employment or any other contractual commitment. Walmart may modify this information at its sole discretion without notice, at any time, consistent with applicable law. Employment with Walmart is on an at-will basis, which means that either Walmart or the associate is free to terminate the employment relationship at any time for any or no reason, consistent with applicable law.

Last Modified: March 5, 2014

February 20, 2014

<u>Via e-mail at shareholderproposals@sec.gov</u>

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Wal-Mart Stores, Inc. Inc. to omit shareholder proposal submitted by Cynthia Murray and Mary Watkines

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, I, together with Mary Watkines (together, the "Proponents"), submitted a shareholder proposal (the "Proposal") to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company"). The Proposal asks Wal-Mart's board to revise (or direct appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy" (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted.

In a letter to the Division dated January 31, 2014 (the "No-Action Request"), Wal-Mart stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2014 annual meeting of shareholders. Wal-Mart argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10), on the ground that Wal-Mart has substantially implemented the Proposal because it intends to revise the Policy in a way that Wal-Mart says will satisfy the Proposal's essential objectives. For the reasons set forth below, we respectfully ask that Wal-Mart be required to provide the Proponents (as well as the Division) with the revised Policy in enough time to allow us to review it and analyze whether the revised Policy substantially implements the Proposal.

<u>The Proposal</u>

The Proposal states:

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors to commit Wal-Mart to non-discrimination based on pregnancy by revising (or directing appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted.

<u>A Determination Regarding Wal-Mart's Putative Substantial Implementation of the Proposal Should Await Provision of the Policy Language, as Adopted, and Adequate Time for Analysis and Response</u>

Wal-Mart argues that it has substantially implemented the Proposal, and thus is entitled to omit it in reliance on Rule 14a-8(i)(10). Wal-Mart does not, however, contend that the Policy, as drafted, already does what the Proposal asks. Nor does Wal-Mart state that it has recently (post-proposal submission) revised the Policy to adopt the change requested in the Proposal. Instead, Wal-Mart claims that it "currently expects" to approve revisions to the Policy that will substantially implement the Proposal. (No-Action Request, at 3)

Wal-Mart has not provided the text of the anticipated revisions; it simply states that the revisions will "allow pregnant associates to be granted reasonable accommodation in the same manner as disabled associates." (<u>Id</u>.) Without an opportunity to review the actual revised language, it is not possible to determine whether Wal-Mart's anticipated changes do in fact substantially implement the Proposal. Wal-Mart could, for example, include exceptions that have the effect of sharply reducing the ability of associates to use the revised Policy.

Because the details of the revisions are important to whether the Proposal has been substantially implemented, we believe that no determination can be made on the No-Action Request without the adopted language. We note that in the determinations cited by Wal-Mart on page 3 of the No-Action Request, the Staff granted companies' requests for relief only after the companies supplementally provided the Staff with evidence that the promised action had in fact been taken.

Moreover, review of the specific language is even more critical here than in those determinations. The proposals in the determinations Wal-Mart cites dealt with straightforward governance reforms such as board declassification, allowing shareholders to call a special meeting, and elimination of supermajority vote requirements. Little ambiguity exists regarding whether a company has or has not implemented such reforms, and both the Staff and proponents can very quickly ascertain whether substantial implementation has occurred. In many of the determinations, the proponent did not respond at all to the company's no-action request, implicitly conceding that the company's action would constitute substantial implementation once it took place.

By contrast, the Proposal involves a policy of some complexity. The Proponents will review Wal-Mart's revised Policy, once it has been adopted, and may need to consult with an expert on pregnancy discrimination and disability accommodation. Thus, we ask that Wal-Mart provide the revised Policy language, and evidence of its adoption, enough in advance of its proxy statement finalization and printing deadlines to allow this review and the preparation of a response, if appropriate. We believe that two weeks should be sufficient for this purpose.

We have a concrete reason to be concerned regarding Wal-Mart's promised revision to the Policy. In January 2013, Wal-Mart was approached about the Policy by A Better Balance, an organization that advocates for policies to "promote equality and expand choices for men and women at all income levels so they may care for their families without sacrificing their economic security." (http://www.abetterbalance.org/web/aboutabbmenu/about) A Better Balance expressed the view that Wal-Mart's policies regarding accommodation of pregnant employees violated the Americans with Disabilities Act Amendments Act and the Pregnancy Discrimination Act. (See letter from A Better Balance to Jeffrey Gearhart at Wal-Mart dated January 23, 2013, attached as Exhibit A) A Better Balance stated that it believed Wal-Mart's policy treated pregnant workers worse than other similarly-situated workers with non-pregnancy-related disabilities. Remedying that differential treatment is the main focus of the Proposal.

Nearly a year later, Wal-Mart responded to A Better Balance, defending the current policy as lawful and indicating no intent to revise the Policy. (See letter from Sharon Orlopp at Wal-Mart to Dina Bakst at A Better Balance dated January 10, 2014, attached as Exhibit B) Wal-Mart's letter was dated only three weeks before it filed the No-Action Request. The inconsistency between Wal-Mart's statements to A Better Balance and the representations in the No-Action Request, considering the alignment of A Better Balance's critique with the Proposal's request, give us reason to be concerned that Wal-Mart's revised Policy will not substantially implement the Proposal.

* * * *

We appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me via return email or via phone at 240-413-0355.

Very truly yours,

Cynthia Murray

Cynthia Murray

cc: Erron W. Smith

Associate General Counsel
Wal-Mart Stores, Inc.

Mary Watkines

Exhibit A

a better balance

the work and family legal center

80 Maiden Lane, Suite 606, New York, NY 10038 | t: 212.430.5982 | f: 212.430.5983 | info@abetterbalance.org | abetterbalance.org

January 23, 2013

Jeffrey J. Gearhart
Executive Vice President, General Counsel and Corporate Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72712

Dear Mr. Gearhart,

A Better Balance is a non-profit legal organization that advocates for the rights of pregnant workers and other employees facing family responsibilities discrimination at work. We are writing because it has come to our attention that Wal-Mart Stores, Inc. ("Wal-Mart") has in place an outdated policy regarding pregnant workers in violation of the Americans with Disabilities Act Amendments Act ("ADAAA") and the Pregnancy Discrimination Act ("PDA").

First, we have reason to believe that Wal-Mart has a policy of not accommodating pregnancy-related disabilities because Wal-Mart considers pregnancy to be temporary and therefore, not eligible for accommodation. This policy of not accommodating temporary impairments is in violation of the ADAAA, which amended the Americans with Disabilities Act. See 29 C.F.R. § 1630.2(j)(1)(ix) ("The effects of an impairment lasting or expected to last fewer than six months can be substantially limiting within the meaning of this section."). Additionally, although a condition may be linked to pregnancy, it can still be considered a disability. See 29 C.F.R. § 1630, app. (1630.2(h)) ("a pregnancy-related impairment that substantially limits a major life activity is a disability"). For example, pregnant workers with gestational diabetes or hypertension must be accommodated. These regulations were promulgated on March 25, 2011.

Wal-Mart might have been operating under the old Americans with Disabilities Act, before it was amended in 2008. We suggest that you update Wal-Mart's policy to clarify that it applies not only to those with longer-term impairments, but also those employees with pregnancy-related disabilities.

Second, we have reason to believe that Wal-Mart maintains a policy of treating pregnant workers worse than other workers, such as those with non-pregnancy related disabilities. Because of newly promulgated regulations clarifying Congressional intent, it is now clear to advocates and legal scholars that the ADAAA has raised the floor for all workers. The PDA requires employers to treat pregnant workers the same as other workers who are similarly situated. See 42 U.S.C. § 2000e(k). Because employers must now provide reasonable accommodations to a much wider group of workers, including those who are only temporarily disabled, employers must also provide reasonable accommodations to all pregnant workers, including those with healthy pregnancies who are limited in their ability to work. For example, a man who injures his back and can no longer lift more than twenty pounds would have to be accommodated under the ADAAA. Since Wal-Mart would be accommodating this employee, Wal-Mart would also have a better balance

the work and family legal center

80 Maiden Lane, Suite 606, New York, NY 10038 | t: 212.430.5982 | f: 212.430.5983 | info@abetterbalance.org | abetterbalance.org

to accommodate a pregnant woman who also had a twenty-pound lifting restriction. This ensures that pregnant workers are not treated worse than other workers. Congressional leaders have also introduced the Pregnant Workers Fairness Act in the House and Senate, which would make this legal protection explicit.

We applaud Wal-Mart's recent efforts to be a more forward-thinking company, such as committing to hiring veterans, but Wal-Mart can do much more. Wal-Mart should become a corporate leader in supporting pregnant workers on the job, which will most likely be required of all American companies soon. You should update your policy not only because it is the right thing to do for the health of your pregnant workers, but also because it is a smart business practice. An updated policy will be more likely to withstand judicial scrutiny and is a smart Equal Opportunity in Employment practice. Finally, accommodations have been shown to reduce turnover and boost productivity.

Please call us at 212-430-5982 or email dbakst@abetterbalance.org if you have any questions or would like assistance in drafting a new policy.

Thank you,

Dina Bakst
Co-Founder & Co-President, A Better Balance

Exhibit B

Walmart

Global Office of Diversity

January 10, 2014

Dina Bakst
Co-Founder & Co-President
A Better Balance
80 Maiden Lane, Suite 606
New York, NY 10038

Dear Ms. Bakst

First, I would like to thank you for your letter concerning Walmart's policies regarding associates who may have difficulty performing their jobs due to restrictions resulting from pregnancy or pregnancy-related conditions. At Walmart, we strive to hire, develop, and retain a diverse group of associates, including women, and we share your belief that finding ways to allow pregnant associates to continue their careers will not only benefit our company, but is the right thing to do. I assure you, the health and well-being of all of our associates is of utmost important to us.

We are certainly aware of our obligation under the PDA to treat pregnant associates the same as other, similarly-situated associates. We consider Walmart's policies to meet or exceed the requirements of both the Americans with Disabilities Act Amendments Act (ADAAA) and/or the Pregnancy Discrimination Act (PDA).

Walmart has a strong anti-discrimination policy which specifically lists pregnancy as a protected status and encourages associates to report any possible violations of the policy. All reports of possible violations are promptly investigated, and if appropriate, remedial action is taken.

We also carefully analyzed the changes outlined in the ADAAA in 2008, and the EEOC regulations implementing the ADAAA issued in 2011, and made necessary adjustments to our policies and procedures.

Managers have the authority to provide associates who need assistance performing their jobs due to medical conditions, including pregnancy, with certain types of minor assistance, which may include use of a stool, a water bottle, or minor schedule changes, without any higher-level approval and without any determination that the condition constitutes a disability under the law.

Requests for more significant assistance are reviewed by associates who are specialists in disability accommodation issues. These specialists are aware that a pregnancy-related condition may be a disability under the law. Consistent with the EEOC regulations, whether a condition constitutes a disability is determined based on an individualized assessment. The EEOC has stated that pregnancy itself is not an "impairment" under the ADA, although a pregnancy-related impairment may be a disability under the law if it substantially limits a major life activity. 29 C.F.R. Part 1630, Appendix (Section 1630.2(h)).

As you know, one way to accommodate any disability, including a disability resulting from pregnancy, is to provide leave. Walmart policy allows associates to take a leave of absence for a serious health condition, including incapacity resulting from pregnancy, even before they are eligible for such leave under the Family and Medical Leave Act (FMLA). In addition, for states that have laws imposing additional requirements on employers to accommodate employees who require assistance or leave due to pregnancy, we have state-specific policies to address these additional requirements.

Walmart also has a special benefit available to expectant mothers, or those who might wish to become a parent someday to help promote healthy pregnancies and healthy babies by giving our associates one-on-one attention, information and services they need throughout their pregnancies and beyond to reduce the possibility of babies being born too early. This program, called *Life with Baby,* is an exclusive benefit for Walmart and Sam's Club associates or spouses who are pregnant or thinking about becoming pregnant.

One of the primary benefits of this program is the access to an assigned registered nurse with special experience with high risk pregnancies who understand the hopes and fears of a soon-to-be mom. The assigned nurse will contact the pregnant associate or spouse throughout their pregnancies to help ensure things go as smoothly as possible. This nurse is also available for questions, and whenever the pregnant associate or spouse emails or calls with a question, she will always be speaking with the same nurse who understands her needs and her specific pregnancy.

The program also offers:

- Access to the Mayo Clinic Tobacco Quitline for those who are pregnant and ready to quit smoking
- Tools to help manage the expectant mother's health, including access to a Personal Health Record through a partnership with WebMD
- Two additional cleanings anytime during pregnancy, and up to three months following delivery, for those enrolled in the Walmart Dental Plan

Walmart also offers Resources for Living, which provides free counseling and support services in dealing with health matters, financial issues and family parenting choices. The pregnant associate or spouse can also get answers to nutrition, health and wellness questions by contacting the Mayo Clinic nurse line, around the clock, seven days a week.

Again, I appreciate your concern for our pregnant associates. If you have any questions, or would like to discuss further, please feel free to contact me.

Sincerely,

Sharon Orlopp

Sharon Orlopp, Chief Global Diversity Officer and SVP – Corporate HR, Walmart
508 SW 8th Street
Bentonville, AR 72716
Phone: 479-277-7178
Email: Sharon.Orlopp@wal-mart.com

Walmart

702 SW 8th Street
Bentonville, AR 72716-0215
Erron.Smith@walmartlegal.com

January 31, 2014

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: ***Wal-Mart Stores, Inc.***
Shareholder Proposal of Cynthia Murray and Mary Watkines
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company" or "Walmart") intends to omit from its proxy statement and form of proxy for its 2014 Annual Shareholders' Meeting (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Cynthia Murray and Mary Watkines (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> "RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors to commit Walmart to non-discrimination based on pregnancy by revising (or directing appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy" (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted."

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company currently expects to approve, in the near future, certain revisions to the Company's Accommodation in Employment—(Medical-Related) Policy (the "Policy") in a manner that will substantially implement the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. Anticipated Action By The Company To Approve The Proposed Policy Revisions Substantially Implements The Proposal

The Company currently expects that it will, in the near future, take certain actions that will substantially implement the Proposal. Specifically, the Company expects that it will approve revisions to the Policy to allow pregnant associates to be granted reasonable accommodation in the same manner as disabled associates. Thus, the Company believes that the revisions to the Policy, if approved, will address the Proposal's underlying concerns and essential objective, thereby substantially implementing the Proposal.

C. Supplemental Notification Following Company Action

We submit this no-action request before the Company has approved the revisions to the Policy to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff after the Company considers the revisions to the Policy. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it expects to take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken. *See, e.g.*, *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Hewlett-Packard Co.* (avail. Dec. 18, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc.* (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Erron.Smith@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 277-0377, Geoffrey W. Edwards, Senior Associate General Counsel, Walmart, at (479) 204-6483, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Erron Smith

Erron W. Smith
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Ms. Cynthia Murray
Ms. Mary Watkines

EXHIBIT A

December 18, 2013

VIA OVERNIGHT MAIL
Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

On behalf of myself and the co-sponsor listed below, I write to give notice that pursuant to the 2013 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 68 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The co-sponsor is Mary Watkines. She is submitting her materials under separate cover.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Cynthia Murray
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors to commit Walmart to non-discrimination based on pregnancy by revising (or directing appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy" (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted.

SUPPORTING STATEMENT

Walmart's Policy treats medical conditions, explicitly including pregnancy, very differently from disabilities. Associates with a medical condition "may be eligible for a job aid or environmental adjustment," which is a change in practices or work environment "which is both easily achievable and which will have no negative effect on the business." It excludes "light duty or temporary alternative duty, or reassignment." (Policy, at 4)

In contrast, an associate with a disability is entitled under the Policy to a reasonable accommodation, which is a "change in policy, practices, or the environment which enable [sic] an associate with a disability to perform the essential functions of his/her job without creating an undue hardship for the company." Reasonable accommodation includes "[c]hanging non-essential job functions," "reassignment to an open vacant position" and "providing assistive devices or modifying equipment." (Policy, at 4-5)

The effect of the Policy is to deny reasonable accommodations to pregnant women who seek a change in policies, practices or duties in order to continue working safely. For example, Walmart denied a request by Svetlana Arizanovska to accommodate a 20-pound lifting restriction during her pregnancy, despite a doctor's note in support. (http://www.abetterbalance.org/web/images/stories/ItShouldntBeAHeavyLift.pdf) The Policy also strongly implies that even those associates with pregnancy-related disabilities are not entitled to the same accommodations as other workers with disabilities.

A strong business case supports granting pregnant associates' requests for reasonable accommodations. Studies show that providing accommodations improves employee retention, reducing recruiting and training costs. (National Women's Law Center, "The Business Case for Accommodating Pregnant Workers," at 2 (Dec. 2012)(hereinafter, "Business Case")). The criticism leveled at Walmart for failing to promote women makes retention particularly important, because turnover related to pregnancy affects only female associates and reduces the pool available for promotion. (e.g., http://www.forbes.com/sites/kayhymowitz/2011/06/21/what-the-wal-mart-case-means-for-women-in-business/; Business Case, at 3 (noting that Deloitte found a large increase in women in leadership positions following adoption of flexible work arrangements and reduction of turnover among women)).

There is evidence that providing accommodations results in greater job satisfaction and higher productivity, not only for the accommodated employee but company-wide. Accommodations lead to improvements in absenteeism, workplace safety, and lower workers' compensation costs. (Business Case, at 2-3)

Finally, refusal to accommodate pregnant associates has the potential to cause reputational harm to Walmart. Recent controversies, such as the uproar over Walmart's collection of Thanksgiving food donations for associates in need, demonstrate that the public responds strongly and negatively to reports of poor or unfair treatment of employees.

We urge shareholders to vote FOR this proposal.

December 18, 2013

<u>**VIA OVERNIGHT MAIL**</u>

Gordon Y. Allison
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716- 0215

Dear Mr. Allison:

I write to give notice that pursuant to the 2013 proxy statement of Wal-Mart, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, I intend to present the attached proposal (the "Proposal") at the 2014 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 35 shares of voting common stock (the "Shares") of the Company, and have held the Shares for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that I intend to appear in person or by proxy at the Annual Meeting to present the Proposal. Please direct all questions or correspondence regarding the Proposal to me at FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Mary Watkines
Wal-Mart Associate

Enclosure

RESOLVED that shareholders of Wal-Mart Stores, Inc. ("Walmart") urge the board of directors to commit Walmart to non-discrimination based on pregnancy by revising (or directing appropriate members of management to revise) the "Accommodation in Employment—(Medical-Related) Policy" (the "Policy") to provide that any pregnant associate's request for reasonable workplace accommodation should be granted if the same request by a non-pregnant worker with a disability similar in his or her ability or inability to work would be granted.

SUPPORTING STATEMENT

Walmart's Policy treats medical conditions, explicitly including pregnancy, very differently from disabilities. Associates with a medical condition "may be eligible for a job aid or environmental adjustment," which is a change in practices or work environment "which is both easily achievable and which will have no negative effect on the business." It excludes "light duty or temporary alternative duty, or reassignment." (Policy, at 4)

In contrast, an associate with a disability is entitled under the Policy to a reasonable accommodation, which is a "change in policy, practices, or the environment which enable [sic] an associate with a disability to perform the essential functions of his/her job without creating an undue hardship for the company." Reasonable accommodation includes "[c]hanging non-essential job functions," "reassignment to an open vacant position" and "providing assistive devices or modifying equipment." (Policy, at 4-5)

The effect of the Policy is to deny reasonable accommodations to pregnant women who seek a change in policies, practices or duties in order to continue working safely. For example, Walmart denied a request by Svetlana Arizanovska to accommodate a 20-pound lifting restriction during her pregnancy, despite a doctor's note in support. (http://www.abetterbalance.org/web/images/stories/ItShouldntBeAHeavyLift.pdf) The Policy also strongly implies that even those associates with pregnancy-related disabilities are not entitled to the same accommodations as other workers with disabilities.

A strong business case supports granting pregnant associates' requests for reasonable accommodations. Studies show that providing accommodations improves employee retention, reducing recruiting and training costs. (National Women's Law Center, "The Business Case for Accommodating Pregnant Workers," at 2 (Dec. 2012)(hereinafter, "Business Case")). The criticism leveled at Walmart for failing to promote women makes retention particularly important, because turnover related to pregnancy affects only female associates and reduces the pool available for promotion. (e.g., http://www.forbes.com/sites/kayhymowitz/2011/06/21/what-the-wal-mart-case-means-for-women-in-business/; Business Case, at 3 (noting that Deloitte found a large increase in women in leadership positions following adoption of flexible work arrangements and reduction of turnover among women)).

There is evidence that providing accommodations results in greater job satisfaction and higher productivity, not only for the accommodated employee but company-wide. Accommodations lead to improvements in absenteeism, workplace safety, and lower workers' compensation costs. (Business Case, at 2-3)

Finally, refusal to accommodate pregnant associates has the potential to cause reputational harm to Walmart. Recent controversies, such as the uproar over Walmart's collection of Thanksgiving food donations for associates in need, demonstrate that the public responds strongly and negatively to reports of poor or unfair treatment of employees.

We urge shareholders to vote FOR this proposal.